UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4) of the

Securities Exchange Act of 1934

(Amendment No. 2)

Portal Software, Inc.

(Name of Subject Company)

Portal Software, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

736126301

(CUSIP Number of Class of Securities)

Larry Bercovich

Senior Vice President, General Counsel and Secretary

Portal Software, Inc.

10200 South De Anza Boulevard

Cupertino, CA 95014

(Name, address and telephone number of person

authorized to receive notices and communications on

behalf of the person(s) filing statement)

With a copy to:

Michael S. Ringler, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

One Market, Spear Tower, Suite 3300

San Francisco, CA 94105

(415) 947-2000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on April 26, 2006, as amended on May 10, 2006 (as previously filed with the SEC, the “Schedule 14D-9”), by Portal Software, Inc., a Delaware corporation (“Portal” or the “Company”), relating to the tender offer made by Potter Acquisition Corporation, a Delaware corporation (“Offeror”), a wholly-owned subsidiary of Oracle Systems Corporation, a Delaware corporation (“Parent”), which is a wholly-owned subsidiary of Oracle Corporation, a Delaware corporation (“Oracle”), as set forth in a Tender Offer Statement filed by Offeror, Parent and Oracle on Schedule TO, dated April 25, 2006 (as previously filed with the SEC, the “Schedule TO”), to pay $4.90 net per share, without interest, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 25, 2006, and in the related Letter of Transmittal. Any capitalized terms used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

All information in the Schedule 14D-9 is incorporated in this Amendment No. 2, except that such information is hereby amended to the extent specifically provided herein.

Item 4. The Solicitation or Recommendation.

The last sentence in the second paragraph on page 12 of the Schedule 14D-9 is hereby amended and supplemented as follows:

“In addition, the draft merger agreement from Party A contained contingencies relating to the receipt of third party consents and prevailing market conditions, including a condition that there be no general suspension of trading in securities on the stock exchanges, declaration of a banking moratorium or limitation by a U.S. governmental entity on the extension of credit by banks or other financial institutions, or change in banking, general financial or capital market conditions that would materially and adversely affect the ability of financial institutions in the U.S. to extend credit or syndicate loans. Party A did not identify the specific third party consents upon which it proposed to condition its tender offer, but merely included a general indication that its tender offer would be conditioned upon the receipt of third party consents to be identified at a later point in the negotiation process and set forth in a schedule to Party A’s proposed merger agreement.

Item 8. Additional Information.

The section of Item 8 captioned “Berggruen Letter” is hereby amended and supplemented by adding the following sentences:

“In this May 5, 2006 letter, Berggruen maintained that the Offer Price was below the Company’s “intrinsic value”. Based on his own financial analysis, Berggruen argued that the $4.90 Offer Price was below what Berggruen determined to be the value of the Shares. Berggruen argued that the price offered by Oracle was the result of the Company’s failure to file audited financial statements and conduct a fair and transparent sale process to obtain the highest price for the Company’s stockholders. Berggruen also questioned whether the Board gave sufficient consideration as to whether the Company should simply continue as a stand-alone business. Berggruen noted that, if the Company’s stockholders nevertheless decided to “sell their valuable enterprise”, the Company’s operating business should be sold so that the stockholders retain the corporate entity, with its nearly $400 million net operating loss carry forward, and the cash from sale proceeds. Berggruen has requested that the Company engage in a dialogue with Berggruen. Berggruen also noted that it would continue to evaluate all options available to it to oppose the transaction with Oracle, including but not limited to, its rights as provided by the Company’s bylaws, the DGCL and federal securities laws.”

2

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PORTAL SOFTWARE, INC.

/s/ LARRY BERCOVICH
Dated: May 17, 2006	Larry Bercovich
SVP, General Counsel & Secretary

3